

December 24, 2013

VIA E-MAIL
Mr. David E. Snyder
Chief Financial Officer
KBS Real Estate Investment Trust, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, CA   92660

> **Re: KBS Real Estate Investment Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 13, 2013**
> **File No. 000-52606**

Dear Mr. Snyder:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the year ended December 31, 2012 versus the year ended December 31, 2011, page 64

1.   In future Exchange Act periodic reports, please update in this section or in your tabular disclosures on page 43 to address any material trends related to the spread between average realized rents on terminated leases and average realized rents on new and renewed leases in the reporting period.

Financial Statements

Note 3 – Real Estate Held For Investment

Impairment of Real Estate, page F-25

2. We note that due to changes in cash flow estimates and hold periods, you have recognized a $32 million impairment charge on real estate held for investment.   Please tell us and revise future periodic filings to include a description of the impaired real estate and the facts and circumstances leading to the impairment (i.e. factors impacting a change in cash flow estimate and hold period).   To the extent these facts and circumstances are different for each real estate holding, please discuss separately. Reference is made to paragraph 360-10-50-2 of the Financial Accounting Standards Codification.   In addition, your MD&A disclosure should also be expanded to discuss these changes, potential variability from period to period, and to the extent any of these changes are attributable to an area of concentration risk.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may contact Howard Efron at (202) 551-3439 or me at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Stacie Gorman at (202) 551-3585 with any other questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Staff Accountant